Amendment
to the Investment Sub-Advisory Agreement Among
Jackson National Asset Management, LLC,
Pacific Investment Management Company LLC, and
Jackson Variable Series Trust

This Amendment is made on December 14, 2016, by and among Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), Pacific Investment Management Company LLC, a Delaware limited liability company and registered investment adviser (“Sub-Adviser”), and Jackson Variable Series Trust, a Massachusetts business trust (“Trust”).

Whereas, the Adviser, the Sub-Adviser, and the Trust (“Parties”) entered into an Investment Sub-Advisory Agreement effective as of the 27th day of April, 2015, as amended (“Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios of the Trust, as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Adviser and the Sub-Adviser have agreed to reduce the sub-advisory fees for the JNL/PIMCO Credit Income Fund as set forth on Schedule B, and, in connection with said reductions, Schedule B to the Agreement must be amended.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated January 1, 2017, attached hereto.

2.
Except as modified herein, the terms and conditions of the Agreement remain unchanged and in full force and effect.  All capitalized terms not otherwise defined herein shall have the meaning set forth in the Agreement.

3.	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser, the Sub-Adviser, and the Trust have caused this Amendment to be executed, effective as of January 1, 2017.

Jackson National Asset Management, LLC		Pacific Investment Management Company LLC

By:	/s/ Mark D. Nerud	By:	/s/ Robert D. Young
Name:	Mark D. Nerud	Name:	Robert D. Young
Title:	President and CEO	Title:	Managing Director

Jackson Variable Series Trust

By:	/s/ Adam C. Lueck
Name:	Adam C. Lueck
Title:	Assistant Secretary

Schedule B
Dated January 1, 2017
(Compensation)

For the JNL/PIMCO Credit Income Fund, Sub-Adviser’s account #2852, the following fee schedule shall apply:

JNL/PIMCO Credit Income Fund (#2852)
Average Daily Net Assets	Annual Rate
All Assets	0.25%

The following blended discount – based on aggregate 1940 Act Sub-advised strategies, calculated quarterly and applied to the calculated fee amount – shall apply to the Account if (i) the Sub-Adviser manage at least three 1940 Act sub-advised strategies for the Adviser and (ii) of those managed accounts, the core fixed income accounts (currently Sub-Adviser Accounts #852, 1852 and 2852) have a combined AUM of at least $5.5 billion:

Account AUM amount	Discount per AUM Tier
$0 to $2.5 billion	2.5%
$2.5 billion to $5 billion	5.0%
$5 billion to $7.5 billion	7.5%
Assets greater than $7.5 billion	10.0%

“Fund” and “Funds” shall have the same meaning as set forth in the Agreement.

Market value is determined by the Fund Accountant.

B-1